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United States Securities and Exchange Commission Division of Corporation Finance Office of Healthcare & Insurance 100 F Street, N.E. Washington, D.C. 20549	File No. 054663-0010

Attention:	Mary Beth Breslin
Ada D. Sarmento
Jim B. Rosenberg
Rolf Sundwall

Re:	Gritstone Oncology, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Confidentially submitted on July 9, 2018
CIK No. 0001656634

Ladies and Gentlemen:

On behalf of our client, Gritstone Oncology, Inc. (the “Company”), we are hereby submitting to the Securities and Exchange Commission (the “Commission”) on a confidential basis a revised draft Registration Statement (the “Registration Statement”) on Form S-1 (“Submission No. 3”) pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company previously submitted a revised draft Registration Statement on Form S-1 on a confidential basis under the JOBS Act on July 9, 2018 (the “Draft Submission No. 2”). Submission No. 3 has been revised to reflect the Company’s responses to the comment letter to the Draft Submission No. 2 received on July 18, 2018 from the staff of the Commission (the “Staff”). For your convenience, we are providing by overnight delivery a courtesy package that includes copies of Submission No. 3, including copies which have been marked to show changes from the Draft Submission No. 2, as well as copy of this letter.

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto.

August 13, 2018

Amendment No. 1 to Draft Registration Statement on Form S-1

License Agreement with Arbutus Biopharma Corporation, page 121

1.	We note your revised disclosure in response to prior comment 5. Please expand to indicate when the last-to-expire patent is currently scheduled to expire.

Response:    In response to the Staff’s comment, the Company has revised page 123 of the Registration Statement.

* * *

August 13, 2018

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3014 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Brian J. Cuneo

Brian J. Cuneo

of LATHAM & WATKINS LLP

cc:	Andrew Allen, M.D., Ph.D., Gritstone Oncology, Inc.
Jean Marc Bellemin, Gritstone Oncology, Inc.
Alan C. Mendelson, Latham & Watkins LLP
David Peinsipp, Cooley LLP